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            April 3, 2023

       Shannon Wilkinson
       Chief Executive Officer
       Tego Cyber, Inc.
       8565 South Eastern Avenue, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Tego Cyber, Inc.
                                                            Form 8-K filed
March 17, 2023
                                                            File No. 000-56370

       Dear Shannon Wilkinson :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Technology